

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3010

August 27, 2009

VIA USMAIL and FAX (760) 741-2235

Paul M. Meurer
Executive Vice President,
Chief Financial Officer and Treasurer
Realty Income Corporation
600 La Terraza Boulevard
Escondido, California 92025-3873

> **Re:** **Realty Income Corporation**
> **Form 10-K**
> **Filed February 12, 2009**
> **File No. 001-13374**
> **Definitive 14A**
> **Filed March 23, 2009**
> **File No. 001-13374**

Dear Mr. Meurer:

We have completed our review of your above-referenced filings and have no further comments at this time.

Sincerely,

Karen J. Garnett
Assistant Director